NO ACT

PE
3-1-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010721

March 4, 2010

Dionne M. Rousseau
Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.
201 St. Charles Avenue
New Orleans, LA 70170-5100

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-4-10

Re: Freeport-McMoRan Copper & Gold Inc.

Dear Ms. Rousseau:

This is in regard to your letter dated March 1, 2010 concerning the shareholder proposal submitted by John Harrington for inclusion in Freeport's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Freeport therefore withdraws its February 1, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: John Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559



Dionne M. Rousseau
Not admitted in Alabama
Direct Dial 225-248-2026
Direct Fax 225-248-3026
drousseau@joneswalker.com

March 1, 2010

RECEIVED
2010 MAR -2 PM 3:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Federal Express

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Freeport-McMoRan Copper & Gold Inc.
Withdrawal of No-Action Request re: Stockholder Proposal of
John Harrington

Ladies and Gentlemen:

This letter is submitted on behalf of Freeport-McMoRan Copper & Gold Inc. ("Freeport"), pursuant to Staff Legal Bulletin No. 14 (July 13, 2001), to notify the Staff of the Division of Corporation Finance (the "Staff") that Freeport hereby withdraws its no-action request submitted to the Staff on February 1, 2010 with respect to the stockholder proposal (the "Proposal") submitted by John Harrington of Harrington Investments, Inc. (the "Proponent"). The Proponent has withdrawn the Proposal by letter to Freeport dated March 1, 2010. A copy of the Proponent's withdrawal letter is attached hereto as Exhibit A.

Should the Staff have any questions or require further information, please do not hesitate to call either me at (225) 248-2026 or Douglas Currault, Freeport's Assistant General Counsel and Corporate Secretary, at (602) 366-8093. My fax number is (225) 248-3026, and my email address is drousseau@joneswalker.com.

Sincerely,

Dionne M. Rousseau

cc: Douglas N. Currault II

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE L.L.P.
201 ST. CHARLES AVENUE • NEW ORLEANS, LOUISIANA 70170-5100 • 504-582-8000 • FAX 504-582-8583 • E-MAIL info@joneswalker.com • www.joneswalker.com
ALABAMA ARIZONA DISTRICT OF COLUMBIA • FLORIDA GEORGIA LOUISIANA TEXAS


HARRINGTON
INVESTMENTS, INC.

March 1, 2010

Douglas N. Currault II
Freeport-McMoRan Copper & Gold Inc.
One North Central Avenue
Phoenix, AZ 85004

Re: Withdrawal of Stockholder Proposal Submitted to Freeport-McMoRan Copper & Gold Inc.

Dear Mr. Currault:

On December 17, 2009, I submitted a stockholder proposal requesting Freeport-McMoRan Copper & Gold Inc. establish a Human Rights Committee of its Board of Directors (the "Proposal").

This letter serves as notification that I am hereby withdrawing the Proposal.

Sincerely,

John Harrington

mln

cc: Dionne M. Rousseau, Esq.
Jones Walker



Dionne M. Rousseau
Not admitted in Alabama
Direct Dial 225-248-2026
drousseau@joneswalker.com

February 1, 2010

Via Federal Express

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold Inc.
Request Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

Freeport-McMoRan Copper & Gold Inc. (the "Company") has received a stockholder proposal (the "Proposal") filed by John Harrington of Harrington Investments, Inc. for inclusion in the Company's proxy statement and form of proxy (the "Proxy Materials") for the 2010 annual meeting of stockholders. The Proposal is attached as Exhibit 1. Essentially, the Proposal seeks to amend the Company's bylaws to create a separate Board Committee on Human Rights.

On behalf of the Company and pursuant to Rule 14a-8(i)(10), we give notice of the Company's intention to omit the Proposal from the Proxy Materials because the Company has substantially implemented the Proposal through the Public Policy Committee of the Board of Directors (the "Committee"), which is expressly charged by its charter (the "Committee Charter," a copy of which is attached as Exhibit 2), with assisting the Company's Board of Directors in fulfilling its oversight responsibilities with respect to the Company's human rights policies and practices. On the basis of the justification provided below, we respectfully request the confirmation of the Division of Corporation Finance that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the Proposal from its Proxy Materials.

Substantial Implementation under Rule 14a-8(i)(10)

The Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal through the Board's charge to the Committee. The Commission's staff (the "Staff") has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco Inc.* (available March 28, 1991); Exchange Act Release No. 34-20091 (Aug. 16, 1983).

Where companies have implemented internal organizational structures that mirror structures proposed in the proposal and effectively address the essential objectives of the proposal or have had policies and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). See, for example, *E.I. du Pont de Nemours and Company* (available February 12, 1990), where the proposal requested that the company establish an Environmental Affairs Committee of the board of directors. The proposal was found to have been substantially implemented because the company had established an Environmental Quality Committee through the Executive Committee of the company's Board of Directors and implemented policies, standards and guidelines with respect to environmental issues, workplace hazard control, communication of chemical hazards, waste management and community protection.

In *Freeport-McMoRan Copper & Gold Inc.* (available March 5, 2003), where the proposal asked the company's board to (1) amend its social and human rights policy in certain respects, (2) establish a system of monitoring compliance, (3) report credible accusations of human rights violations, and (4) issue a report to stockholders on the implementation of its social and human rights policy, the Staff found that the proposal was excludable because the company (a) already issued a report on its social and human rights policy that addressed the subject matter of each of the requested amendments and (b) monitored compliance and reporting of credible accusations of human rights violations.

We recognize that in two no-action letters the Staff did not concur with a company's opinion that it could exclude a similar proposal to amend the bylaws to establish a Human Rights Committee of the board of directors pursuant to Rule 14a-8(i)(10); however, in those cases, (1) Yahoo! Inc. did not have a board committee that addressed human rights issues and (2) although The Coca-Cola Company had a Public Issues and Diversity Review Committee of its Board, it was not expressly charged with overseeing the company's human rights policies and practices. See *Yahoo! Inc.* (available April 16, 2007) and *The Coca-Cola Company* (available January 16, 2008). In contrast, the Company has the Public Policy Committee of its Board of Directors, which, in accordance with the express direction of its charter, assists the Company's Board of Directors (the "Board") in fulfilling its oversight responsibilities with respect to the Company's human rights policies and practices.

The Company's Substantial Implementation

The Proposal seeks to amend the Company's bylaws to establish a "Board Committee on Human Rights, which is created and authorized to review the implications of company policies...for the human rights of individuals in the US and worldwide." The Company has substantially implemented the Proposal because (1) Article VI, Section 1 of the Company's bylaws (the "Bylaws"), a copy of which is attached as Exhibit 3, authorizes the Board to designate the Committee, (2) pursuant to the authority granted to the Board in the Bylaws, the Committee has been in existence for 14 years, and (3) the Committee is expressly authorized to address human rights and already reviews the implications of Company policies for the human rights of individuals in the United States and worldwide.

The Company has made a strong, unequivocal commitment to human rights. The Company established the Committee in 1995, and the Committee's charter has since 2004 expressly addressed human rights. The Committee Charter specifically empowers the Committee to assist the Company's Board in fulfilling its oversight responsibilities with respect to the Company's human rights policies and practices. The authority and responsibilities of the Committee expressly include periodically reviewing and updating the Company's Human Rights Policy (the "Policy"), a copy of which is attached as Exhibit 4, and receiving regular reports from the Company's Human Rights Compliance Officer regarding ongoing compliance programs relating to the Policy and any reports of possible human rights violations. The Committee must also review the results of each annual employee certification regarding compliance with the Policy.

The Proposal admits that the Board currently addresses human rights issues through the Committee; nonetheless, the Proposal states that human rights issues merit the oversight of a separate committee. The Company disagrees. Splitting the existing Committee into two committees, or adding a separate Human Rights Committee, would not change the Company's human rights policies and practices because the Company believes it already effectively and successfully addresses human rights issues under its current model, as further described below.

The Company and Committee have taken numerous actions to execute the Committee Charter requirements. These actions include appointing an internationally recognized human rights expert, Judge Gabrielle Kirk McDonald, to the Board and to the Committee, and adopting and overseeing implementation of the Policy.

Judge McDonald was initially elected to the Board in 1995 and has served as a member of the Committee since her election and the inception of the Committee. In November 1999, to enhance human rights awareness throughout the organization, the Company appointed her as Special Counsel on Human Rights to the Company's Chairman. Judge McDonald has had a distinguished career as a civil rights lawyer, a federal judge, President of the International Criminal Tribunal for the former Yugoslavia, and a judge on the Iran-United States Claims Tribunal.

In addition, the Company has a Human Rights Policy (see Exhibit 4), which is reviewed and updated periodically by the Committee and the Board. The Policy, which was most recently updated in February 2009, sets out the Company's standards regarding human rights as well as individual operating site accountabilities. For the Company's affiliates operating in developing countries which present a higher level of risk, the Policy requires the following:

- Establishment of local guidelines and procedures consistent with the Policy, the Universal Declaration of Human Rights, the U.S. Department of State-British Foreign Office Voluntary Principles on Security and Human Rights (the "Voluntary Principles"), and the International Council on Mining and Metals Sustainable Development Principles;

- Implementation of an effective program and management structure for compliance, promotion, education, training, reporting and responding to human rights issues and ongoing assessment of these programs;

- Periodic certification of compliance with the Policy for all relevant personnel; and

- Implementation of the Policy or similar guidelines and procedures by the Company's contractors and supplier companies.

The Company discusses its human rights policies and programs in its annual sustainable development report, available on its website. An excerpt from the Company's 2008 Working Towards Sustainable Development Report (the "Report") addressing human rights is included as Exhibit 5. As an example of the Company's unequivocal commitment to human rights, the Report notes that the Company joined other mining and oil and gas companies and human rights organizations in 2000 by becoming a signatory to the Voluntary Principles. Each year, participants in this program meet to review implementation of the principles and to seek better ways to provide security for extractive industry operations around the world and to protect employees and investments, while assuring the highest level of human rights compliance. The Company presents its programs and results annually at the Voluntary Principles Plenary.

As the Report discusses, the Company has a well-developed human rights education, training and compliance program in Indonesia and is developing similar site-based human rights policies and compliance programs for operations in the Democratic Republic of Congo, Peru and Chile. The Company assigned a senior Papuan as its Human Rights Compliance Officer for its Indonesian operations. He is responsible for the full implementation of the Policy and for educating the Company's employees and contract partners in the areas of social responsibility and human rights in Indonesia. He reports to an executive vice president within the Company's Indonesian operations. During 2008, the Company conducted an expanded educational program on human rights and provided human rights education and training to approximately 10,000 employees, contractors, security personnel and community partners.

The Company's Human Rights Program 2008 Performance and 2009 Work Plan presented at the Voluntary Principles Plenary (the "Voluntary Principles Plenary Report"), available on the Company's website and attached as Exhibit 6, highlights the Company's recent efforts with respect to human rights issues in the Democratic Republic of Congo, noting that the Company has developed and implemented a Voluntary Principles training program in the country. The Company also participates in monthly meetings on the Voluntary Principles, which are attended by representatives from other mining and security companies, the United Nations Mission in the Democratic Republic of Congo, and host country police and armed forces. The meetings provide a forum for discussion and exchange of ideas on the Voluntary Principles, challenges and opportunities.

The Proposal also requires that the Company amend its bylaws *to authorize the Board to* (1) select members of the Human Rights Committee, (2) provide the Human Rights Committee with funds for operating expenses, (3) adopt a charter to govern the Human Rights Committee's operations, and (4) empower the Human Rights Committee to solicit public input and issue periodic reports to shareholders and the public, including an annual report on the implications of company policies for human rights of individuals worldwide. The Company submits that this portion of the proposed bylaw amendment is substantially implemented because the Board believes it already has the legal authority to do these things, as evidenced by the fact that the Board has already authorized the Committee to do them, as further described below.

Requests in the Proposal	**Company Implementation**
1. Select members of the Human Rights Committee.	The Board already selects members to serve on the Committee.
2. Provide the Human Rights Committee with funds for operating expenses.	The Board already provides funding for the operating expenses of the Committee.
3. Adopt a charter to govern the Human Rights Committee's operations.	The Committee already has a charter which specifically addresses human rights issues and governs the Committee's operations.
4. Empower the Human Rights Committee to solicit public input and issue periodic reports to shareholders and the public, including an annual report on the implications of company policies for human rights of individuals worldwide.	The Policy empowers the Company to solicit public input, stating that the Company will "promote human rights through engagement with host governments, local communities, and [its] employees and contractors." The Company currently produces periodic reports with respect to its human rights policies. In addition to the Policy, the Company issues its annual (1) Voluntary Principles Plenary Report, (2) Working Towards Sustainable Development Report, and (3) Global Reporting Initiative Report. The Policy and these reports are widely accessible and available to all shareholders and the public on the Company's website.

Conclusion

As demonstrated above, the objectives of the Proposal have already been substantially implemented by the Company through the Committee and implementation of the Policy. As a result, the Company believes that it may properly omit the Proposal from its Proxy Materials in accordance with Rule 14a-8(i)(10).

In accordance with Rule 14a-8(j), we submit six copies of this letter, including all attachments, and an additional receipt copy. Please return the receipt copy in the enclosed, self-addressed envelope. A copy of this letter, including all attachments, is simultaneously being sent to John Harrington of Harrington Investments, Inc.

If you have any questions regarding this matter, please call me at (225) 248-2026.

Very truly yours,



Dionne M. Rousseau

DMR/mac

Attachments

cc: Douglas N. Currault II (w/att.)
John Harrington - Harrington Investments, Inc. (w/att.)

Exhibit 1

EXHIBIT 1


HARRINGTON
INVESTMENTS, INC.

December 17, 2009

Corporate Secretary
Freeport-McMoran Copper & Gold Inc.
One North Central Avenue
Phoenix, AZ 85004

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Freeport-McMoran Copper & Gold Inc. corporation company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Freeport-McMoran Copper & Gold Inc. corporation common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

dw

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

COMMITTEE ON HUMAN RIGHTS

RESOLVED: To amend Article VI of the bylaws, by inserting after paragraph 2., a new paragraph 3.

3. The Committee, shall create and oversee a separate Board Committee on Human Rights. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt a charter to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed Bylaw section would establish a separate Board Committee on Human Rights, which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies as they emerge anywhere in the world. Although the board of directors currently addresses human rights issues through the public policy committee, the proponents believe issues facing the company regarding human rights concerns in the communities in which the company operates are so severe that they merit the oversight of a separate board committee. In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

charles SCHWAB
INSTITUTIONAL

PO Box 52013 Phoenix Arizona 85072-2019

December 17, 2009

Corporate Secretary
Freeport-McMoran Copper & Gold Inc.
One North Central Avenue
Phoenix, AZ 85004

To Whom It May Concern:

RE: John Harrington
Freeport McMoran Cooper & Gold Inc. (FCX) Stock Ownership

This letter is to verify that John Harrington has continuously held at least $2000 in market value of Freeport McMoran Cooper & Gold Inc. stock for at least one year prior to December 17, 2009 (December 17, 2008 to present).

If you need additional information to satisfy your requirements, please contact me at 877-615-2386.

Sincerely,



Alisa Scott
Charles Schwab Advisor Services Group

Cc: John Harrington

Exhibit 2

EXHIBIT 2

Freeport-McMoRan Copper & Gold Inc.

Charter of the Public Policy Committee of the Board of Directors

---

I. Scope of Responsibility of Public Policy Committee

The primary function of the Public Policy Committee (the "Committee") is to assist the Board of Directors in fulfilling the Board's oversight responsibilities with respect to the Company's (1) environmental policy and implementation programs, (2) governmental and community relations and information programs, (3) social, employment and human rights policies and practices, (4) health and safety programs, and (5) charitable and philanthropic contributions.

II. Composition of Public Policy Committee

The Committee will be comprised of two or more directors appointed by the Board of Directors. The Board will designate the Committee's chairperson. The Board may appoint or remove any member of the Committee (or fill vacancies on the Committee) by the vote of a majority of directors. The Committee may form and delegate authority to subcommittees.

III. Meetings of Public Policy Committee

The Committee will meet at least three times annually or more frequently if the Committee deems it to be appropriate. The chairperson of the Committee will preside at each meeting and, in consultation with the other members of the Committee and management, will set the agenda for each meeting. The Committee may request that any directors, officers or employees of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide information as the Committee requests, but the Committee reserves the right in its discretion to meet at any time in executive session. The Committee will deliver regular reports of its activities to the Board. The Committee will keep written minutes of its meetings, which minutes will be available to every member of the Board of Directors.

IV. Authority and Responsibilities of Public Policy Committee

1. The Committee will periodically review and update the Company's Environmental Policy, and will receive regular reports from senior management on (a) the results obtained from periodic evaluations and audits, (b) any revisions made to environmental objectives, environmental programs or the environmental management system of any operating

unit, and (c) ongoing compliance with the Company's environmental programs and all applicable laws and regulations.

2. The Committee will periodically review and update the Company's Social, Employment and Human Rights Policy, and will receive regular reports from the Company's Human Rights Compliance Officer regarding ongoing compliance programs relating to the policy and any reports of possible human rights violations. The Committee will also review the results of each annual employee certification regarding compliance with the policy.

3. The Committee, in consultation with management, will oversee all safety programs instituted by the Company, and receive regular reports from the Company's Safety Officer regarding ongoing compliance with such programs, as well as compliance with applicable safety laws and regulations.

4. The Committee, in consultation with management, will oversee all governmental and community relations and information programs instituted by the Company, and receive regular reports from management regarding the status of such programs.

5. The Committee will review, approve and submit to the Board for its approval all matters relating to charitable and philanthropic contributions, including (a) the annual funding of the Freeport-McMoRan Foundation (the "Foundation"), (b) the Foundation's annual contribution program, and (c) the Company's charitable matching gifts program.

6. The Committee, in consultation with management, will review and assess any public health and medical issues that may affect personnel assigned to any operating location, and as necessary will submit any recommendations to the Board for its approval.

7. The Committee will undertake any special projects assigned to it by the Board of Directors.

8. The Committee will consider and act upon any other matters as the Committee, in its discretion, may determine to be advisable in connection with its oversight functions.

9. The Committee will have the authority to retain or terminate any consultants to assist the Committee in carrying out its responsibilities.

V. Evaluation of this Charter and Public Policy Committee's Performance

The Committee will annually review and evaluate the adequacy of this Charter and recommend any proposed changes to the Board. The Committee will also annually review and evaluate its own performance.

* * * * *

Approved by the Public Policy Committee on February 3, 2004.

Adopted by the Board of Directors on February 3, 2004.

Exhibit 3

EXHIBIT 3

Freeport-McMoRan Copper & Gold Inc.

Amended and Restated By-Laws

ARTICLE VI

Committees of Directors

1. By resolutions adopted by a majority of the whole Board of Directors, the Board may designate an Executive Committee, an Audit Committee, a Corporate Personnel Committee, a Nominating and Corporate Governance Committee and a Public Policy Committee, and may designate one or more other committees, each such committee to consist of one or more directors of the corporation. The Executive Committee shall have and may exercise all the powers of the Board in the management of the business and affairs of the corporation (except as otherwise expressly limited by statute), including the power and authority to declare dividends and to authorize the issuance of stock, and may authorize the seal of the corporation to be affixed to all papers which may require it. The Audit Committee, the Corporate Personnel Committee, the Nominating and Corporate Governance Committee, the Public Policy Committee and each such other committee shall have such of the powers and authority of the Board as may be provided from time to time in resolutions adopted by a majority of the whole Board. Each committee shall report its proceedings to the Board when required.

Exhibit 4

EXHIBIT 4



Human Rights Policy

Freeport-McMoRan Copper & Gold Inc. ("FCX"), consistent with our Principles of Business Conduct, is dedicated to the recognition, protection and promotion of human rights wherever we do business. We are committed to conducting our worldwide operations, including those conducted by our domestic and foreign affiliates, in a manner consistent with the Universal Declaration of Human Rights (UDHR), the laws and regulations of the United States, as well as the laws, regulations and cultures of host countries. We will not tolerate human rights abuses at our operational sites.

We recognize and respect human rights as they pertain to our employees and their families, and the local communities around our areas of operation. Moreover, we understand that in developing countries, our operations will impact the local communities and have similarly adopted a corporate Community Policy that guides our efforts in working with foreign affiliates to implement effective programs at these sites.

As a member of the International Council on Mining and Metals (ICMM), we are committed to conducting business in accordance with all of the ICMM Sustainable Development Principles, including a commitment to "[u]phold fundamental human rights and respect cultures, customs and values in dealings with employees and others who are affected by our activities." As part of this commitment, FCX directly and where appropriate through our affiliates will:

- Promote human rights through engagement with host governments, local communities, and our employees and contractors;
- Ensure that all employees treat everyone in and around our operations with dignity and respect;
- Fully cooperate with any responsible human rights investigation and support appropriate punishment for proven violations;
- Protect all employees who report suspected human rights violations;
- Provide appropriate cultural and human rights education, training and guidance to all relevant staff, including security personnel;
- Implement proactive human rights programs when operating in challenging areas with high social and political risks, such as post-conflict areas;
- Ensure fair treatment and work conditions for all employees, including rights to freedom of association and collective bargaining, and prohibit forced, compulsory or child labor; and
- Implement policies and practices designed to eliminate harassment and unfair discrimination in all aspects of our activities.

Moreover, in the area of security, the Voluntary Principles on Security and Human Rights ("Voluntary Principles") will be the guidelines for our company and our foreign affiliates' security programs associated with active exploration, construction, mining and processing sites. As a signatory to the Voluntary Principles, we will adhere to ethical practices in relationships with host-nation military and police representatives that provide external security and response assistance, as well as in the use of proprietary and contract security.

Accountability and Assurance

We require each operational site and foreign affiliate to adhere to this policy. In particular, for developing countries that present higher levels of risk, we will work with our foreign affiliates to ensure:

- The establishment of local guidelines and procedures consistent with this corporate policy, the UDHR, the Voluntary Principles, and the ICMM Sustainable Development Principles;
- The implementation of an effective program and management structure for compliance, promotion, education, training, reporting, and responding to human rights issues and ongoing assessment of these programs;
- Periodic certification of compliance with this policy for all relevant personnel; and
- That contractor and supplier companies abide by this policy or adopt similar guidelines and procedures designed to ensure compliance.

These are the core values that guide our commitment to human rights wherever we do business throughout the world.

Exhibit 5

EXHIBIT 5

Freeport-McMoRan Copper & Gold Inc. is committed to resettle communities only when necessary. At our project site in the Democratic Republic of Congo, Tenke Fungurume Mining is implementing a Resettlement Action Plan (in accordance with the International Finance Corporation Performance Standard No. 5) for three villages located in project-impacted areas. Before implementing a village resettlement plan, we first try to minimize involuntary resettlement by exploring viable, alternative project designs and engaging with affected populations and appropriate government authorities.

Human Rights


3
ICMM
M

Freeport-McMoRan Copper & Gold Inc. has an unequivocal commitment to human rights. The Universal Declaration of Human Rights and Voluntary Principles are our guide. We educate our employees on these principles and encourage employees to report any suspected violation of our policies to management or a human rights compliance officer. Our policy forbids child or forced labor or discrimination in any of our operations. We take our human rights policy seriously and expect all of our contractors to comply with our standards when working with our company.

Our updated corporate Human Rights Policy was approved by the Board of Directors on February 3, 2009. The new policy sets out the company's standards regarding human rights as well as individual operating site accountabilities. For our affiliates operating in developing countries which present a higher level of risk, the policy requires the following:

- Establishment of local guidelines and procedures consistent with this corporate policy, in-country laws and regulations, the Voluntary Principles, and the ICMM Sustainable Development Principles;
- Implementation of an effective program and management structure for compliance, promotion, education, training, reporting and responding to human rights issues and ongoing assessment of these programs;
- Periodic certification of compliance with this policy for all relevant personnel; and
- Implementation of this policy or similar guidelines and procedures by our contractors and supplier companies.

We have a well-developed human rights education, training and compliance program in Indonesia and will focus on developing similar site-based human rights policies and compliance programs for operations in the Democratic Republic of Congo, Peru and Chile in 2009.

We have assigned a senior Papuan as our Human Rights Compliance Officer for PT Freeport Indonesia. He is responsible for the full implementation of our Human Rights Policy and for educating our employees and contract partners in the areas of social responsibility and human rights in Indonesia. The Human Rights Compliance Officer reports to an executive vice president within PT Freeport Indonesia. During 2008, we conducted an expanded educational program on human rights, and PT Freeport Indonesia provided human rights education and training to approximately 10,000 employees, contractors, security personnel and community partners. During 2008, several instances of alleged human rights matters were reported and investigated. These matters were generally determined to be workplace related issues or criminal matters which were investigated and handled by the local government authorities.

Freeport-McMoRan Copper & Gold Inc. joined other mining and oil and gas companies and human rights organizations in 2000 by becoming a signatory to the joint U.S. State Department-British Foreign Office Voluntary Principles on Security and Human Rights. Each year, participants in this program meet to review implementation of the principles and to seek better ways to provide security for extractive industry operations around the world to protect employees and investments while assuring the highest level of human rights compliance. We present our programs and results annually at the Voluntary Principles Plenary. Our work plan for 2009 is posted on our web site.

Overseeing the development and implementation of our policy on human rights is an internationally recognized expert, Judge Gabrielle Kirk McDonald. Judge McDonald has been a distinguished civil rights attorney and U.S. federal judge, and she now serves as Special Counsel on Human Rights to Freeport-McMoRan Copper & Gold Inc. As a member of our Board of Directors, Judge McDonald reports regularly to the Board on human rights issues and developments.

Exhibit 6

EXHIBIT 6

FREEPORT-McMoRAN COPPER & GOLD

Freeport-McMoRan Human Rights Program

2008 Performance and 2009 Work Plan

Background & 2008 Performance

Freeport-McMoRan Copper & Gold Inc. (FCX) is the world's largest publicly traded copper company, the world's largest molybdenum producer and a significant gold producer. The Company has long-lived reserves in geographically diverse operations (North America, Indonesia, Democratic Republic of Congo, Chile and Peru).

FREEPORT-McMoRAN COPPER & GOLD

Geographically Diverse

Major Mine Operations & Development Projects

All major assets majority-controlled and operated



North America[1]
Reserves
Cu 28.3 billion lbs
Mo 2.1 billion lbs
Sales
Cu 1.1 billion lbs
Mo 60 million lbs
Copper
Copper/Gold/Silver
Molybdenum
Grasberg (90.64%)
Reserves
Cu 35.6 billion lbs
Au 38.5 million ozs
Sales
Cu 1.3 billion lbs
Au 2.1 million ozs
South America[2]
Copper
Reserves 32.2 billion lbs
Sales 1.4 billion lbs
Tenke (57.75%)
Reserves
Cu 5.9 billion lbs
Co 0.7 billion lbs

Note: FCX consolidated reserves and annual sales; preliminary reserves as of December 31, 2008. Sales figures are based on 2009e.

[1] Cu operations: Morenci (85%), Sierrita (100%), Bagdad (100%), Chino/Cobre (100%), Tyrone (100%) and Safford (100%), Primary Mo: Henderson (100%)

[2] Copper operations Candelaria/Ojos del Salado (80%), Cerro Verde (53.6%) and El Abra (51%)

4

Freeport-McMoRan Copper & Gold Inc. has made strong, unequivocal commitments to human rights. This commitment is expressed in our Human Rights Policy, which requires us to conduct our operations in a manner consistent with the Universal Declaration of Human Rights, to educate our employees about human rights and to protect any employee who reports suspected human rights violations. With regard to employees, the policy prohibits forced and child labor, and addresses health and safety, discrimination, wages and the right to freedom of association and collective bargaining.



Security department employees participate in ongoing human rights training and are required to periodically certify compliance with our Human Rights Policy. Contractors and privatized companies serving us must also comply with this policy or implement their own similar policy. Following the acquisition of Phelps Dodge in March 2007, we are currently implementing a new human rights policy to address the diverse social and cultural aspects of our larger geographic footprint as the new Freeport-McMoRan Copper & Gold Inc.

Our commitment to human rights has been based on our human rights program first established at our PT Freeport Indonesia (PTFI) operation in Papua, Indonesia. In 2000, Freeport-McMoRan Copper & Gold Inc. joined other mining and oil and gas companies, governments and human rights organizations in endorsing the joint U.S. Department of State-British Foreign Office Voluntary Principles on Human Rights and Security. In Indonesia, we have assigned a senior Papuan as our Human Rights Compliance Officer. This officer is responsible for the full implementation of our Social, Employment & Human Rights Policy and for educating our employees and contract partners in the areas of social responsibility and human rights. The Human Rights Compliance Officer reports to an executive vice president within PT Freeport Indonesia.

During 2008, we conducted training on our Social, Employment & Human Rights Policy in Indonesia for more than 10,000 individuals (over 20,000 training hours), including direct employees, contract workers, host country police and armed forces, and community organizations and leaders. As of 2008, 97% of PTFI security personnel and 84% of contractor / third party security personnel were trained on human rights. We intend to increase these training levels to 100% next year by increasing the number of individuals trained as "trainers" within our security department. Due to changes within internal and contract security guard forces, these training programs require continual effort. In addition, PTFI provided human rights training to over 800 host country police and military personnel working in or around our project area. Human rights awareness presentations were also conducted for members of the local community.

In addition to ongoing training, through our closed-circuit television system, we periodically broadcast an informative video explaining our Human Rights Policy and its application to our organization. We also use printed media, banners, and posters regarding human rights around our job site and local community facilities. If a human rights violation were to be reported, information about that violation would be forwarded to the Indonesian Human Rights Commission. During 2008, several instances of alleged human rights matters were reported and investigated; these matters were generally determined to be workplace related issues or criminal matters that were investigated and handled by the local government authorities.

PT Freeport Indonesia also appointed a Director of Corporate Social Responsibility in 2008. This director is tasked with promotion, coordination, and integration of FCX social responsibility commitments across the PTFI organization. Part of these commitments includes promotion and education of the Voluntary Principles on Security and Human Rights, and this director will work with other extractive industry companies operating in

Indonesia to coordinate and facilitate meetings to promote the Voluntary Principles. Engagement within the industry, as well as with the government and community organizations, is an effort which PTFI is committed to revitalizing.

Implementation of the Voluntary Principles has also been a key component of our Tenke Fungurume Mining (TFM) project located in the Katanga Province of the Democratic Republic of Congo, which is currently in the construction phase and targeted to being operations in the second half of 2009. TFM has developed and implemented a Voluntary Principles training program, which all guard force personnel are required to complete. TFM also participates in monthly meetings on the Voluntary Principles, which are attended by representatives from other mining and security companies working in the Katanga Province, the United Nations Mission in the Democratic Republic of Congo (MONUC), and host country police and armed forces. The meetings provide a forum for discussion and exchange of ideas on the Voluntary Principles, challenges, and opportunities. Meetings are facilitated and documented by Pact Congo, an international NGO working with mining companies in the area.

Overseeing the development and implementation of our policy on human rights is an internationally recognized expert, Judge Gabrielle Kirk McDonald. Judge McDonald has been a distinguished civil rights attorney and United States federal judge and most recently served as President of the International Criminal Tribunal for the former Yugoslavia. She serves as Special Counsel on Human Rights to Freeport-McMoRan Copper & Gold Inc. As a member of our Board of Directors, Judge McDonald reports regularly to the Board on human rights issues and developments.

2009 Objectives

The new Freeport McMoRan Copper and Gold (FCX) corporate Human Rights Policy was approved by the FCX Board on February 3, 2009 (see attached). The new policy sets out the Company's standards regarding human rights as well as individual operating site accountabilities. The policy states that for FCX affiliates operating in developing countries that present a higher level of risk, those sites must apply with the following standards:

- The establishment of local guidelines and procedures consistent with this corporate policy, in-country laws and regulations, the Voluntary Principles, and the ICMM Sustainable Development Principles;
- The implementation of an effective program and management structure for compliance, promotion, education, training, reporting, and responding to human rights issues and ongoing assessment of these programs;
- Periodic certification of compliance with this policy for all relevant personnel; and
- That contractor and supplier companies abide by this policy or adopt similar guidelines and procedures designed to ensure compliance.

This Work Plan outlines the action items to be completed in 2009 to support the development and implementation of the Freeport human rights program meeting the above standards.

Work Plan

1. **Human rights policies and programs will be developed for Freeport operations in the Democratic Republic of Congo, Peru and Chile similar to the policy that exists for PTFI in Indonesia.**

   - Draft site-specific Human Rights Policies will be developed and submitted for management approval.

   - Policies to be submitted to the operating company boards for approval.

2. **Human Rights Program Structure**

   - Structure and staffing of human rights programs submitted to site management.

   - Appointment of in-country Human Rights Compliance Officers.

   - Recruitment of additional staff (if any).

   - Identify staff training required to implement an effective human rights and Voluntary Principles program and training.

3. **Human Rights Impact Assessment**

   - Analyze the need for and feasibility of conducting a human rights impact assessment to provide further input and guidance in the development of the site-based human rights programs.

   - Site-based guidelines and procedures developed for implementation of the human rights policy. Procedures should include the following components:
     a. Compliance
     b. Training
     c. Promotion and Education
     d. Human Rights Claims and Investigations (including grievance mechanism)
     e. Voluntary Principles Program (security component)
     f. Reporting Requirements (to site management, the corporate office, and FCX Board of Directors)
     g. Assessments (risk and impact assessments, audits, etc.).

4. **Human Rights Program Roll-Out & Training**

   - Develop materials needed for socializing and rolling out the site-based human rights policies to employees as well as contractors.

- Develop training and education materials.

- Develop schedule for management and staff education and training.

5. **Annual Reporting**

   - Compile and report data on 2009 human rights performance for the FCX sustainability report, including reporting against the GRI G3 human rights indicators. Reporting shall include training, Voluntary Principles outreach and promotion, and number of human rights allegations reported and investigated.

Additional Information and Contacts

For more information on Freeport Human Rights program contact:

Dean Falgoust
Vice President
Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, LA 70112
e-mail: Dean_Falgoust@fmi.com
504-582-4206 / 602-366-8114

Bruce Marsh
Senior Director Sustainable Development
Freeport-McMoRan Copper & Gold Inc.
One North Central Avenue
Phoenix, Arizona 85004
e-mail: Bruce_Marsh@fmi.com
(602) 300-3132 direct phone

Please also see our Working Toward Sustainable Development Reports at the following links on our website:

http://www.fcx.com/envir/index.htm (FCX global report)

http://www.fcx.com/envir/report_indo.htm (PT Freeport Indonesia)

FREEPORT-McMoRAN
COPPER & GOLD

Human Rights Policy

Freeport-McMoRan Copper & Gold Inc. ("FCX"), consistent with our Principles of Business Conduct, is dedicated to the recognition, protection and promotion of human rights wherever we do business. We are committed to conducting our worldwide operations, including those conducted by our domestic and foreign affiliates, in a manner consistent with the Universal Declaration of Human Rights (UDHR), the laws and regulations of the United States, as well as the laws, regulations and cultures of host countries. We will not tolerate human rights abuses at our operational sites.

We recognize and respect human rights as they pertain to our employees and their families, and the local communities around our areas of operation. Moreover, we understand that in developing countries, our operations will impact the local communities and have similarly adopted a corporate Community Policy that guides our efforts in working with foreign affiliates to implement effective programs at these sites.

As a member of the International Council on Mining and Metals (ICMM), we are committed to conducting business in accordance with all of the ICMM Sustainable Development Principles, including a commitment to "uphold fundamental human rights and respect cultures, customs and values in dealings with employees and others who are affected by our activities." As part of this commitment, FCX directly and where appropriate through our affiliates will:

- Promote human rights through engagement with host governments, local communities, and our employees and contractors;
- Ensure that all employees treat everyone in and around our operations with dignity and respect;
- Fully cooperate with any responsible human rights investigation and support appropriate punishment for proven violations;
- Protect all employees who report suspected human rights violations;
- Provide appropriate cultural and human rights education, training and guidance to all relevant staff, including security personnel;
- Implement proactive human rights programs when operating in challenging areas with high social and political risks, such as post-conflict areas;
- Ensure fair treatment and work conditions for all employees, including rights to freedom of association and collective bargaining, and prohibit forced, compulsory or child labor; and
- Implement policies and practices designed to eliminate harassment and unfair discrimination in all aspects of our activities.

Moreover, in the area of security, the Voluntary Principles on Security and Human Rights ("Voluntary Principles") will be the guidelines for our company and our foreign affiliates' security programs associated with active exploration, construction, mining and processing sites. As a signatory to the Voluntary Principles, we will adhere to ethical practices in relationships with host-nation military and police representatives that provide external security and response assistance, as well as in the use of proprietary and contract security.

Accountability and Assurance

We require each operational site and foreign affiliate to adhere to this policy. In particular, for developing countries that present higher levels of risk, we will work with our foreign affiliates to ensure:

- The establishment of local guidelines and procedures consistent with this corporate policy, the UDHR, the Voluntary Principles, and the ICMM Sustainable Development Principles;
- The implementation of an effective program and management structure for compliance, promotion, education, training, reporting, and responding to human rights issues and ongoing assessment of these programs;
- Periodic certification of compliance with this policy for all relevant personnel; and
- That contractor and supplier companies abide by this policy or adopt similar guidelines and procedures designed to ensure compliance.

These are the core values that guide our commitment to human rights wherever we do business throughout the world.